07025343

Bone Medical

27th June, 2007

SEC Headquarters
100 F Street, NE
Washington, DC USA 20549

SUPPL

Notice of Intention to comply electronically – Level 1 ADR program

Dear Sir / Madam,

Bone Medical Limited is currently listed (BMEDY) on a Level 1 ADR program claiming a 12g3-2(b) exemption.

We wish to advise our intention to provide public releases to the SEC electronically as per new rule 12g3-2(e) & Rule 12g3-2(f).

An "SEC Disclosures" portal has been added to Bone Medical Limited's website homepage & will be maintained to include all future public releases from the date of this letter forward.

The website address is: http://www.bone-ltd.com/sec.htm

Please do not hesitate to contact me should you have any queries.

Yours Sincerely

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Ed Daquino
CFO – Bone Medical Limited

Email: eddaquino@bone-ltd.com

7/19

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

END